UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

P.O.BOX 80, Gedera 70750 Israel (Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

TAT Technologies Ltd.

6-K Items

1.	Press Release announcing the entry into a manufacturing contract with Embraer, Empresa Brasileira de Aeronáutica S.A.

Item 1

TAT Technologies announced it has been awarded a contract by Embraer

Gedera, Israel, April 6, 2009, TAT Technologies Ltd. (Nasdaq: TATTF) today announced that it has been awarded a contract by Embraer, Empresa Brasileira de Aeronáutica S.A., one of the world’s largest manufacturers of commercial aircraft to be responsible for the design, manufacture, integration, testing, supply, and product support for the heat exchangers to be incorporated into the Legacy 450 midlight & Legacy 500 midsize, new executive jets being developed by Embraer.

Assuming the successful development and marketing of the new aircraft, TAT Technologies anticipates revenues of approximately $20 million over a ten year period which should commence some time in 2010. In addition, if successful, it is expected that the product will, in the future, generate significant additional aftermarket and support revenues. TAT Technologies also anticipates incurring certain developmental expenses over the next two years in connection with the development of the product.

TAT’s President and CEO, Dr. Shmuel Fledel, remarked that the signed contract with the customer is a significant achievement to the company and part of the aggressive company’s marketing strategy to be one of the leading companies in the Heat Transfer Technology products.

About TAT Technologies Ltd.

TAT Technologies Limited provides a variety of services and products to the aerospace industry under three operational segments: (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

Our OEM activities primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines; and (iii) design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems

Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

TAT Technologies has been in business since 1967 and is a supplier of some of the biggest companies and armed forces in the world (Boeing, Lockheed-Martin, U.S. Air Force, Navy and Army, NATO, Israeli Air Force, Cessna, and Teledyne Continental Motors, to name a few).

TAT Technologies, is public company and has been traded on Nasdaq since 1993 and on the Tel Aviv stock exchange since 1982.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For Further Information:
Company Contact
Shai Lustgarten, Director Marketing & Business Development
TAT Technologies Ltd.
+972-8-8628504
shai@tat.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Shmuel Fledel —————————————— Shmuel Fledel Chief Executive Officer

Date: April 6, 2009